           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 36

                                   FORM 6 - K
                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            Report of Foreign Issuer
                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2002

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F        __X__         Form 40-F   ____


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                     Yes      ____          No       __X__

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on December 31, 2001, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on January 31, 2002.

                               ENGLISH TRANSLATION
                               -------------------

Caracas, January 31, 2002


Sirs Comision Nacional de Valores Present.-

                                                     Attention: Dra. Aida Lamus
                                                                      President

Dear Dra. Lamus,

In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended December 31, 2001.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Mariela Belmonte
--------------------
Mariela Belmonte.
Secretary
Board of Directors

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                        Consolidated financial statements
                        as of December 31, 2001 and 2000
                             and for the years ended
                        December 31, 2001, 2000 and 1999
                            and Report of Independent
                               Public Accountants

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
          ------------------------------------------------------------
    (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001)

                        ASSETS                                      2001             2000
                        ------                                    ---------        ---------
CURRENT ASSETS:
   Cash and temporary investments                                   301,475          649,726
   Accounts receivable, net                                         368,890          390,175
   Accounts receivable from Venezuelan Government entities           97,898          115,398
   Inventories and supplies, net                                     32,691           37,392
   Other current assets                                              11,508           15,697
                                                                  ---------        ---------
        Total current assets                                        812,462        1,208,388

   Property plant and equipment, net                              3,122,840        3,628,621
   Cellular concession, net                                         103,634          107,042
   Other assets                                                     253,084          268,161
                                                                  ---------        ---------
        Total assets                                              4,292,020        5,212,212
                                                                  =========        =========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

CURRENT LIABILITIES:
   Short-term debt                                                  133,105           62,305
   Accounts payable                                                 260,179          309,277
   Employee severance benefits, net                                   9,803            9,937
   Accrued employee benefits                                         75,157          173,059
   Other current liabilities                                        468,598          321,286
                                                                  ---------        ---------
        Total current liabilities                                   946,842          875,864

LONG-TERM LIABILITIES:
   Long-term debt                                                   228,103          383,296
   Pension and other postretirement benefit obligations             394,989          388,367
                                                                  ---------        ---------
        Total liabilities                                         1,569,934        1,647,527

STOCKHOLDERS' EQUITY                                              2,722,086        3,564,685
                                                                  ---------        ---------
        Total liabilities and stockholders' equity                4,292,020        5,212,212
                                                                  =========        =========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish) COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   ---------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              ----------------------------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001, except earning per share and per ADS amount)

                                                                            2001               2000               1999
                                                                          ---------          ---------          ---------
OPERATING REVENUES:
   Local and domestic long distance usage                                   537,707            610,132            674,249
   Basic rent                                                               346,364            354,980            407,216
                                                                          ---------          ---------          ---------
     Local and domestic long distance                                       884,071            965,112          1,081,465

   International long distance                                              103,042            112,541            169,576
   Net settlements                                                           19,797             32,981             35,683
                                                                          ---------          ---------          ---------
     International long distance                                            122,839            145,522            205,259

   Fixed to mobile outgoing calls                                           569,494            674,031            567,975
   Interconnection incoming                                                  37,001             59,407             40,224
   Other wireline-related services                                          204,612            156,912            182,402
                                                                          ---------          ---------          ---------
     Total wireline services                                              1,818,017          2,000,984          2,077,325

   Wireless services                                                        409,413            335,707            368,466
   Other                                                                     55,596             51,859             49,242
                                                                          ---------          ---------          ---------
     Total operating revenues                                             2,283,026          2,388,550          2,495,033

OPERATING EXPENSES:
   Operations, maintenance, repairs and administrative                      915,687          1,053,285          1,097,152
   Interconnection costs                                                    286,500            339,261            309,263
   Depreciation and amortization                                            756,366            692,457            748,509
   Concession and other taxes                                               141,469            155,391            157,411
   Pension and postretirement plan special termination benefits              36,109                  -                  -
   Special charge                                                                 -            123,948                  -
   Nonrecurring charges                                                           -                710              4,587
                                                                          ---------          ---------          ---------
     Total operating expenses                                             2,136,131          2,365,052          2,316,922
                                                                          ---------          ---------          ---------
     Operating income                                                       146,895             23,498            178,111
                                                                          ---------          ---------          ---------
OTHER EXPENSES, NET:
   Financing cost, net                                                      (12,209)           (35,199)           (54,211)
   Other (expenses) income, net                                             (12,535)            (4,297)             7,109
                                                                          ---------          ---------          ---------
     Total other expenses, net                                              (24,744)           (39,496)           (47,102)
                                                                          ---------          ---------          ---------
     Income (loss) before income tax and cumulative effect of
        accounting change, net of tax                                       122,151            (15,998)           131,009

INCOME TAX                                                                   43,024             39,779             17,391
                                                                          ---------          ---------          ---------
     Income (loss) before cumulative effect of accounting change,
        net of tax                                                           79,127            (55,777)           113,618

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX                                -            (45,494)                 -
                                                                          ---------          ---------          ---------
     Net income (loss)                                                       79,127           (101,271)           113,618
                                                                          =========          =========          =========
     Earnings (loss) per share before cumulative effect of
        accounting change, net of tax                                            87                (58)               114
     Cumulative effect of accounting change, net of tax                           -                (48)                 -
                                                                          ---------          ---------          ---------
Earnings (loss) per share                                                        87               (106)               114
                                                                          =========          =========          =========
Earnings (loss) per ADS (based on 7 shares per ADS)                             606               (745)               796
                                                                          =========          =========          =========
Average shares outstanding (in millions)                                        914                952                999
                                                                          =========          =========          =========

 The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

  COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
  ---------------------------------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              ----------------------------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                               December 31, 2001)




                                                   Capital stock
                                    -----------------------------------   Additional                                      Cumulative
                                    Historical   Inflation                 paid-in     Retained       Legal    Treasury  translation
                                      cost       adjustment     Total      capital     earnings      reserve    stock     adjustment
                                     ------      ----------   ---------    ------      ---------     -------   --------     ------
Balance as of December 31, 1998      36,902      1,599,831    1,636,733    20,354      2,412,562     163,678          -     32,730

   Accumulated postretirement
      benefits obligation                 -              -            -         -       (196,071)          -          -          -

   Net income                             -              -            -         -        113,618           -          -          -

   Dividends declared                     -              -            -         -       (206,844)          -          -          -

   Repurchased shares                   (45)        (1,934)      (1,979)        -         (1,434)          -          -          -

   Change in cumulative translation
      adjustment                          -              -            -         -              -           -          -      2,742
                                     ------      ---------    ---------    ------      ---------     -------   --------     ------
Balance as of December 31, 1999      36,857      1,597,897    1,634,754    20,354      2,121,831     163,678          -     35,472

   Net loss                               -              -            -         -       (101,271)          -          -          -

   Dividends declared                     -              -            -         -        (72,013)          -          -          -

   Repurchased shares                (2,684)      (116,054)    (118,738)        -       (121,361)          -          -          -

   Change in cumulative translation
      adjustment                          -              -            -         -              -           -          -      1,979
                                     ------      ---------    ---------    ------      ---------     -------   --------     ------
Balance as of December 31, 2000      34,173      1,481,843    1,516,016    20,354      1,827,186     163,678          -     37,451

   Net income                             -              -            -         -         79,127           -          -          -

   Dividends declared                     -              -            -         -       (473,418)          -          -          -

   Repurchased shares                     -              -            -         -       (224,166)          -   (225,912)         -

   Change in cumulative translation
      adjustment                          -              -            -         -              -           -          -      1,770
                                     ------      ---------    ---------    ------      ---------     -------   --------     ------
Balance as of December 31, 2001      34,173      1,481,843    1,516,016    20,354      1,208,729     163,678   (225,912)    39,221
                                     ======      =========    =========    ======      =========     =======   ========     ======



  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   ---------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
            ---------------------------------------------------------
                        DECEMBER 31, 2001, 2000 AND 1999
                        --------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                               December 31, 2001)

                                                                                        2001             2000             1999
                                                                                      --------         --------         --------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Net income (loss)                                                                    79,127         (101,271)         113,618
   Adjustments to reconcile net income (loss) to net cash provided by operating activities-
        Loss from net monetary position                                                 31,327           17,790            7,440
        Exchange (gain) loss, net                                                      (21,016)           2,970           37,875
        Depreciation and amortization                                                  756,366          692,457          748,509
        Pension and postretirement plan special termination benefits                    36,109                -                -
        Special charge                                                                       -          123,948                -
        Cumulative effect of accounting change, net of tax                                   -           45,494                -
        Provision for doubtful accounts                                                 65,800           85,909          128,767
        Provision for inventories obsolescence                                           9,142            2,269                -
        Changes in current assets and liabilities:
          Accounts receivable                                                          (77,046)         (16,196)        (171,856)
          Accounts receivable from Venezuelan Government entities                        5,141           21,860          (51,538)
          Inventories and supplies                                                       4,002           16,615           48,292
          Other current assets                                                           2,548             (750)          10,592
          Accounts payable                                                              24,867           38,451          133,317
          Accrued employee benefits                                                    (86,175)          14,922           24,497
          Other current liabilities                                                     (6,226)          47,720          (38,588)
                                                                                      --------         --------         --------
                                                                                       823,966          992,188          990,925
CHANGES IN NON CURRENT ASSETS AND LIABILITIES:

     Other assets                                                                        8,408           32,897          (20,590)
     Pension and other postretirement benefit obligations                              (29,487)         (28,527)           7,362
                                                                                      --------         --------         --------
             Net cash provided by operating activities                                 802,887          996,558          977,697

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Acquisition of intangibles                                                          (50,750)         (27,823)          33,454
   Capital expenditures, net of disposals                                             (205,463)        (340,304)        (446,777)
                                                                                      --------         --------         --------
             Net cash used in investing activities                                    (256,213)        (368,127)        (413,323)

CASH FLOWS USED IN FINANCING ACTIVITIES:
   Proceeds from borrowings                                                                  -           34,426                -
   Payments of debt                                                                    (65,067)         (58,623)         (44,363)
   Dividend payments                                                                  (287,653)         (72,013)        (206,844)
   Repurchased shares                                                                 (450,078)        (240,099)          (3,413)
                                                                                      --------         --------         --------
             Net cash used in financing activities                                    (802,798)        (336,309)        (254,620)
                                                                                      --------         --------         --------
             (Decrease) increase in cash and temporary investments before loss
               in purchasing power of cash and temporary investments                  (256,124)         292,122          309,754

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS                             (92,127)         (53,883)         (72,706)
                                                                                      --------         --------         --------
             (Decrease) increase in cash and temporary investments                    (348,251)         238,239          237,048

CASH AND TEMPORARY INVESTMENTS:
   Beginning of year                                                                   649,726          411,487          174,439
                                                                                      --------         --------         --------
   End of year                                                                         301,475          649,726          411,487
                                                                                      ========         ========         ========
SUPPLEMENTAL INFORMATION:
   Cash paid during the year for-
     Interest                                                                           34,903           48,780           42,897
                                                                                      ========         ========         ========
     Taxes                                                                             300,193          129,846          107,253
                                                                                      ========         ========         ========
RESULT FROM NET MONETARY POSITION:
---------------------------------
   Operating activities                                                                 24,242          (17,448)         (22,061)
                                                                                      --------         --------         --------
   Investing activities                                                                 (7,174)          (3,467)          (3,468)
                                                                                      --------         --------         --------
   Temporary investments                                                                43,732           57,008           90,795
                                                                                      --------         --------         --------

 The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2001, unless otherwise indicated)


1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
   -----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2. COMPANY BACKGROUND AND CONCESSION AGREEMENT:
   --------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including Internet access, wireless communications and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 4 - Regulation and Note 20 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

Significant terms of the Concession are as follows:

a. The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4 - Regulation).

b. The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c. Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed. Beginning in January 2001, the Company is subject to pay 4.8% of gross revenues (see Note 4 (a) - Regulation - Organic Telecommunications
     Law). Expenses for this concept are included in the accompanying consolidated statements of operations as Concession and other taxes for Bs. 71,387, Bs. 83,822 and Bs. 88,013 for the years ended December 31, 2001, 2000 and 1999, respectively.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets (see Note 20 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

e. The Concession specifies various penalties which may be imposed on CANTV for negligent or intentional violation of Concession provisions, including depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2001, have not been material.

Eight Year Review Agreement
---------------------------

On February 21, 2000, CANTV and the Comision Nacional de Telecomunicaciones (CONATEL) signed the Eight Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4 - Regulation and Note 20 (d)
- Commitments and contingencies - Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law enacted in 2000 (see Note 4 - Regulation).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
   ----------------------------------------------------------

a. Basis of presentation
   ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b. Adjustment for inflation
   ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2001, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants.

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, and is effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at December 31, 2001 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

                                2001              2000               1999
                           ---------------    --------------    --------------

End of year                   231.27564         205.97793          181.58866
Average for year              219.40902         194.97653          167.78597

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2001, as follows:

i. Monetary assets and liabilities (cash and temporary investments, accounts receivable, other assets and most liabilities) as of December 31, 2001, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 2000, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2001.

ii. Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2001.

iii. The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 14 - Retirement benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2001.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The monetary gain (loss) is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 16 - Financing cost, net).

c. Consolidation
   -------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d. Cash and temporary investments
   ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the consolidated statements of cash flows.

e. Inventories and supplies, net
   -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of U.S.$ 500 are expensed when purchased.

f. Depreciation and amortization
   -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 5 - Cellular concession and Note 10 - Other assets). Amortization expense was Bs. 54,263, Bs. 11,308 and Bs. 45,328 and for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization was Bs. 308,872 and Bs. 254,609 at December 31, 2001 and 2000, respectively.

In November 2000, the Company, based on technical evaluations, reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company's consolidated financial statements.

g. Computer software
   -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful life of these intangible assets is between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h. Impairment in long-lived assets
   -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of the long-lived assets has been recorded.

i. Revenue recognition
   -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 99,234 and Bs. 144,291 are included in accounts receivable as of December 31, 2001 and 2000, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred income, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see
Note 13 - Other current liabilities).

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company's balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier, changes the way in which subscriber right fees should be accounted for on the Company's books. In line with industry practices and improved monitoring systems, prepaid card sales are recognized as revenue when the customer utilizes the service. These changes did not have a material impact in the Company's results of operations.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from Fixed to mobile outgoing calls include the amount paid to customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed calls is included as Interconnection incoming revenue, while costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, as well as mobile to mobile are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

j. Income tax
   ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 18 - Income tax).

The Company recognizes through the deferral method, the impact of income taxes originated from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with generally accepted accounting principles, and this concept, calculated on taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized. Recording of the deferred income taxes is subject to its possible realization beyond a reasonable doubt. Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k. Employee severance benefits and other benefits
   ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary at December 31, 2001, 2000 and 1999 totaling, Bs. 37,875, Bs. 51,359 and Bs. 48,373, respectively.

l. Pension plan and other postretirement benefits
   ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 14 - Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 14 - Retirement benefits).

The work force reduction program announced in December 2000 (see Note 22 - Work force reduction program), resulted in a loss on effect of curtailment of pension and postretirement plans of Bs. 36,109, which is reflected as Pension and postretirement plan special termination benefits, in the consolidated statements of income.

m. Foreign currency denominated transactions
   -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 758 and Bs. 700 per U.S. dollar as of December 31, 2001 and 2000, respectively (see Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 16 - Financing cost, net).

n. Legal reserve
----------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

o. Earnings (loss) per share
   -------------------------

Earnings (loss) per share are based on 914,462,674, 951,961,030 and 999,897,508 of average common shares outstanding at December 31, 2001, 2000 and 1999, respectively.

4. REGULATION:
   -----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection of related taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

a. Organic Telecommunications Law
   ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i. Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator's rights and responsibilities.

ii. Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii. Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition.

iv. Adopts a new tax regime applicable to all telecommunications service providers on the basis of gross revenues. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL's activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of gross revenues in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

b. Telecommunications regulations
   ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i. Requirements, condition and limitations for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii. Regulation for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly accounting information by separate accounts and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. At December 31, 2001, CANTV has signed seven interconnection agreements with different operators (see
     Note 20 (e) - Commitments and contingencies - Competition).

iii. The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c. Tariffs
   -------

Before CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments.

The Agreement signed in February 2000 (see Note - 2 Company background and concession agreement) established two tariffs adjustments which went into effect on March 23 and June 16, 2000.

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs that are applicable during 2001, effective March 10, 2001 and a new "price-cap" system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new "price-cap" system applicable for 2001, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the rate of devaluation of the Bolivar. The "price-cap" system allows to increase or decrease the established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the "price-cap" formula.

5. CELLULAR CONCESSION:
   --------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 138,387 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is up to 9.3% of gross revenues. (see Note 4 (a) - Regulation - Organic Telecommunications Law).

For the years ended December 31, 2001, 2000 and 1999, the Concession tax expenses included in the consolidated statements of operations were Bs. 43,946, Bs. 43,336 and Bs. 37,279 respectively.

6. BALANCES IN FOREIGN CURRENCY:
   -----------------------------

The Company has assets and liabilities denominated in U.S. dollars and Japanese yens (see Note 21 - Market risk) as of December 31, as follows:

                                                             2001            2000
                                                        --------------  -------------
                                                          (Expressed in millions of
                                                                 U.S. dollars)
Cash and temporary investments                                  304            743
Accounts receivable, net                                         37             28
Other assets and advances to suppliers                           29             36
Accounts payable                                                (92)          (165)
Short and long-term debt                                       (434)          (512)
                                                        --------------  -------------
Net (liabilities) asset position in foreign currency           (156)           130
                                                        ==============  =============


7. ACCOUNTS RECEIVABLE, NET:
   -------------------------

The Company's accounts receivable, net balances as of December 31, are as follows:

                                                   2001            2000
                                             ---------------  --------------

Subscribers                                       367,530         426,190
Net settlements                                    21,088          18,382
Other                                              33,687          17,620
                                             ---------------  --------------
                                                  422,305         462,192
Less: Allowance for doubtful accounts             (53,415)        (72,017)
                                             ---------------  --------------
                                                  368,890         390,175
                                             ===============  ==============

8. ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
   --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 5%, 9% and 9%, respectively of the Company's revenues during of the years ended December 31, 2001, 2000 and 1999, respectively.

     The following table sets forth the aging of accounts receivable from Government entities as of December 31:

                                           2001            2000
                                        -----------    -------------
Years

2001                                        36,999                -
2000                                        26,625           61,900
1999 and prior                              34,274           53,498
                                        -----------    -------------
                                            97,898          115,398
                                        ===========    =============

The changes in accounts receivable from Government entities are as follows:

                                         2001              2000
                                     -------------     -------------

Balance at beginning of year             115,398           154,368
Billings                                 117,869           188,716
Collections                             (122,746)         (210,577)
Monetary loss                            (12,623)          (17,109)
                                     -------------     -------------
Balance at end of year                    97,898           115,398
                                     =============     =============

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

In 1999, the Congress approved a Law authorizing the issuance of bonds to refinance internal and external debt. The amount set aside for payments of debt owed CANTV as of December 1998 amounted Bs. 37,000. In December 2000, the Company received Bs. 34,089 from these bonds.

In 2001, the National Assembly, previously the Congress, approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 43,300. During 2001, the Company collected Bs. 6,633 from these bonds.

CANTV's management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

9. PROPERTY, PLANT AND EQUIPMENT, NET:
   -----------------------------------

Property, plant and equipment, net as of December 31, is comprised as follows:

                                            2001                 2000
                                      -----------------    -----------------

Plant                                       9,314,037            9,159,485
Buildings and facilities                    1,157,416            1,150,531
Furniture and equipment                       754,065              747,852
Vehicles                                       66,306               79,234
                                      -----------------    -----------------
                                           11,291,824           11,137,102
Less: Accumulated depreciation             (8,258,713)          (7,621,666)
                                      -----------------    -----------------
                                            3,033,111            3,515,436
Land                                           43,257               43,150
Construction work in progress                  46,472               70,035
                                      -----------------    -----------------
                                            3,122,840            3,628,621
                                      =================    =================

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                   Average useful
                                                  lives (in years)
                                                 --------------------

Plant                                                   3 to 32
Buildings and facilities                                5 to 25
Furniture and equipment                                 3 to 7
Vehicles                                                3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 15,181, Bs. 71,528 and Bs. 88,174 for the years ended December 31, 2001, 2000 and 1999, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10. OTHER ASSETS:
    -------------

Other assets as of December 31, are comprised as follows:

                                                     2001            2000
                                                  ------------    ------------

Software and other intangible assets, net             170,370         181,320
Prepaid taxes                                          11,945          16,099
Investment in INTELSAT                                 22,275          28,194
Employees benefit fund and other                       48,494          42,548
                                                  ------------    ------------
                                                      253,084         268,161
                                                  ============    ============

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of December 31, 2001, the investment in INTELSAT represents the Company's participation of 1.12% in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company contributed Bs. 49,704 to the "Employees Benefit Fund". This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquire 1% of CANTV's capital stock to be distributed to the employees as part of the "Excellence Award" program launched by CANTV. The Company amortizes this contribution as the employees earn stock awards. At December 31, 2001 and 2000 the trust maintains 9,423,154 and 9,228,583 shares respectively.

11. LONG-TERM DEBT:
    ---------------

Long-term debt as of December 31, is comprised of the following:

                                                                                        2001               2000
                                                                                    --------------     -------------
Notes in U.S. dollars at fixed interest rates of 8.88% and 9.25% maturing in
    2002 and 2004, respectively.                                                         151,541           157,075

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between
    1.35% and 1.75%, (averaging 3.69% and 8.19% at December 31, 2001 and 2000,
    respectively), maturing through 2003.                                                 54,955            84,492

Bankloans in Japanese yens at a fixed interest rate of 4.25%, and in U.S.
    dollars at interest rates of six-month LIBOR plus a margin between 0.25% and
    0.75% (averaging 5.83% and 5.93% at December 31, 2001 and 2000,
    respectively), maturing through 2009.                                                 49,735            69,508

IFC loans in U.S. dollars at variable interest rates:
a.     Six-month LIBOR plus a margin of 1.75%, (averaging 5.57% and 8.87% at
       December 31, 2001 and December 31, 2000, respectively), maturing
       through 2005.                                                                      30,320            39,299

                                                                                        2001               2000
                                                                                    --------------     -------------
b.     Six-month LIBOR plus a margin of 2.00%, (averaging 5.82% and 8.22% at
       December 31, 2001 and 2000, respectively), maturing through 2007.                  19,898            24,071

c.       Six-month LIBOR plus a margin between 3.00% and 6.00% (averaging
       7.89% and 12.36% at December 31, 2001 and 2000, respectively), maturing
       through 2005.                                                                      18,950            19,649

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.75% (averaging 3.84% and 6.75% at December 31, 2001 and
   2000, respectively), maturing through 2002.                                             1,996             5,761

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging
   6.75% and 7.00% at December 31, 2001 and 2000, respectively), maturing
   through 2002.                                                                           1,168             2,640

Banks loan in bolivars bearing interest at the average lending rate of the four major banks in Venezuela (25.76% and 27.84% at December 31, 2001 and 2000,
    respectively), maturing through 2003.                                                  2,092             4,231

Bankloans in bolivars at a fixed and variable interest rate of 23.31% and
    22.81% at December 31, 2001 and 2000, respectively maturing through 2010.             30,553            33,542
                                                                                    --------------     -------------
                                                                                         361,208           440,268

Less: Current maturities                                                                (133,105)          (56,972)
                                                                                    --------------     -------------
                                                                                         228,103           383,296
                                                                                    ==============     =============


On June 7, 1996, the Company entered into an agreement with the "International Finance Corporation" (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid U.S.$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2001.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling U.S.$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 million denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. At December 31, 2001, the balance of these notes, presented net of the unamortized discount, was Bs. 16,778 million. Additionally, two loan agreements were signed with local banks for Bs. 7,000 million each, with maturities between 1 and 10 years.

Estimated payments of long-term debt are: Bs. 133,105 in 2002, Bs. 39,568 in 2003, Bs. 93,848 in 2004, Bs. 71,919 in 2005, Bs. 10,611 in 2006 and Bs. 12,157
thereafter, translated into bolivars at the exchange rate at December 31, 2001.

12. SHORT-TERM DEBT:
    ----------------

Short-term debt as of December 31, is comprised as follows:

                                                                                          2001             2000
                                                                                       ------------    -------------
Bank loans in bolivars at various interest rates
  (averaging 11.04% at December 31, 2000)                                                        -            5,333

Current maturities of long-term debt                                                       133,105           56,972
                                                                                       ------------    -------------
                                                                                           133,105           62,305
                                                                                       ============    =============

13. OTHER CURRENT LIABILITIES:
    --------------------------

Other current liabilities as of December 31, are comprised of the following:

                                                                                          2001             2000
                                                                                      -------------    -------------

Concession tax                                                                              55,014          113,670
Subscriber rights                                                                           56,727           67,216
Deferred income                                                                             72,414           52,522
Accrued liabilities                                                                         28,307           25,625
Income, value added and other taxes                                                         28,488           18,075
Interest payable                                                                            10,196           12,668
Legal claims                                                                                16,761           11,803
Technical and administrative services due to affiliates of
    VenWorld's stockholders                                                                  7,208            7,320
Dividends payable                                                                          185,765                -
Other                                                                                        7,718           12,387
                                                                                      -------------    -------------
                                                                                           468,598          321,286
                                                                                      =============    =============

14. RETIREMENT BENEFITS:
    --------------------

Pension plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At December 31, 2001 and 2000, the Company has funded Bs. 114,177 and Bs. 131,668, respectively, in a trust for this purpose.

The components of pension expense for the years ended December 31 are as follows:

                                                                                 2001         2000         1999
                                                                             ------------------------- ------------
 Benefits earned during the year                                                  9,955       16,920       18,412
 Interest cost on projected benefit obligation                                   22,047       22,224       27,995
 Return on assets                                                                (9,527)      (4,331)           -
 Amortization of prior service cost                                              (6,895)     (10,553)     (10,553)
 Other                                                                            1,858        6,931       19,372
                                                                             ------------------------- ------------
                                                                                 17,438       31,191       55,226
                                                                             ========================= ============

The accrued pension plan obligation as of December 31, is as follows:

                                                                                       2001             2000
                                                                                   --------------  ----------------

Accumulated benefit obligation                                                          367,295           296,547
                                                                                   ==============  ================

 Projected benefit obligation                                                           390,355           328,744
Funded amount                                                                          (114,177)         (131,668)
Unrecognized transition obligation                                                       (3,597)           (6,885)
 Unrecognized net losses                                                               (112,539)          (80,244)
Unrecognized prior service cost                                                          49,666            86,541
                                                                                   --------------  ----------------
Pension obligations (including current portion of Bs. 18,894 and
   Bs. 7,958, respectively)                                                             209,708           196,488
                                                                                   ==============  ================


Assumptions used to develop the projected benefit obligation are as follows:

Discount rate                                        7%
Expected return on assets                            9%
Rate of compensation increase                        2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Postretirement benefits other than pensions
-------------------------------------------

Beginning 1999, the Company recorded medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations. Such calculations are based on the average medical claims per retiree for 1998.

The components of postretirement benefit expense for the years ended December 31, are as follows:

                                                                                2001         2000          1999
                                                                              -----------  -----------   -----------
Benefits earned during the year                                                    3,326        3,925         3,557
Interest cost on accumulated postretirement benefit obligations
                                                                                  19,522       15,627        13,201
Other                                                                              4,442          959             -
                                                                              -----------  -----------
                                                                                                         -----------
                                                                                  27,290       20,511        16,758
                                                                              ===========  ===========   ===========

 The accrued postretirement benefit obligation as of December 31, is as follows:



                                                                  2001           2000
                                                                  ----           ----
Active employees                                                 65,272          88,077
Retirees                                                        231,124         188,390
Accumulated postretirement benefit obligation                   296,396         276,467
Unrecognized net losses                                         (69,014)        (73,884)
Accrued postretirement benefit (including current
    portion of Bs. 23,207 and Bs. 2,746, respectively)          227,382         202,583



Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate                                     7%
Medical cost trend rate                           2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At December 31, 2001, the Company has funded Bs. 15,341 for this plan. The Company is not required to increase the funding of this plan.

15. STOCKHOLDERS' EQUITY:
    ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (see Note 11- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings", and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. According to the CNV Standards, the unconsolidated net income excluding the equity participation of subsidiaries adjusted for inflation, is the base for dividends distribution.

Net income for the year ended December 31, 2001, available for dividends distribution, is composed as follows:

Net income before income tax                                        71,876
Income tax                                                         (41,342)
                                                                -----------
Net income available for dividend distribution                      30,534
                                                                ===========

The Capital Markets Law provides that dividends must be declared in a Shareholders' Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionality, By-laws of companies under CNV regulation, must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 31, 2000, an Ordinary Shareholders' Assembly declared a cash dividend of Bs. 60 per share and Bs. 420 per ADS to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

On March 27, 2001, an Ordinary Shareholders' Assembly declared a cash dividend of Bs. 63 per share and Bs. 441 per ADS to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

On October 24, 2001, an Extraordinary Shareholders' Assembly declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record on a date to be determined in March 2002 (see Note 24 - Takeover tender offering).

Guidelines for future dividends distribution
--------------------------------------------

On December 14, 2001, CANTV's Board of Directors approved some guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock
-------------

Capital stock is represented by 926,037,385 shares at December 31, 2001, as follows:

                                                                                                  Number of shares
                         Stockholders                             Class       Participation %      (in thousands)
----------------------------------------------------------------  ----------  -----------------  --------------------
VenWorld Telecom, C.A. (VenWorld)                                    A                 32.95               259,321
Inversiones Inextel, C.A.                                            A                  0.04                   351
Banco de Desarrollo Economico y Social de
    Venezuela (formerly Fondo de  Inversiones de

    Venezuela)                                                       B                  6.59                51,900
Employee Trusts and Employees                                        C                 12.05                94,849
Verizon Communications, Inc. (Verizon)                               D                  3.56                28,009
Public Shareholders                                                  D                 44.81               352,710
                                                                              -----------------  --------------------
                                                                                      100.00               787,140
                                                                              =================

Treasury Stock                                                       D                                     138,897
                                                                                                 --------------------
                                                                                                           926,037
                                                                                                 ====================


VenWorld is a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non subsidiary entity, wholly-owned by the Participants of the Consortium will be automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares. As of December 31, 2001, only Verizon and T.I. Telefonica Internacional de Espana, S.A. remain as shareholders and Participants of the Consortium, together with other minority shareholders, originally part of CIMA, representing 3.3% of VenWorld's capital stock.

Class B shares may only be owned by the Bolivarian Republic of Venezuela. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class

C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders loose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase programs
-------------------

On November 16, 1999 an Extraordinary Shareholder's Assembly authorized a share repurchase program for up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to U.S.$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent U.S.$23.50 per ADS. Shares repurchased under this program were reduced from capital stock.

On March 31, 2000, an Ordinary Shareholders' Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to U.S.$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent U.S.$ 28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

On October 24, 2001, an Extraordinary Shareholders' Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of U.S.$30 per ADS or U.S.$ 4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001.

Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock under decision of the Shareholders Assembly as established by the Capital Markets Law (see Note 24 - Takeover tender offering).

16. FINANCING COST, NET:
    --------------------

Financing cost, net for the years ended December 31, is as follows:

                                      2001            2000             1999
                                   ------------    ------------    -------------

Interest income                        38,205          33,390           28,433
Interest expense                      (40,103)        (47,829)         (51,453)
Exchange gain (loss), net              21,016          (2,970)         (37,875)
Loss from net monetary position       (31,327)        (17,790)          (7,440)
Gain from indexation of tax units           -               -           14,124
                                   ------------    ------------    -------------
                                      (12,209)        (35,199)        (54,211)
                                   ============    ============    =============

The net exchange gain (loss) reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of December 31, 2001 and 2000 (see Note 6
- Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 8%, 8% and 15% for the years ended December 31, 2001, 2000 and 1999, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 12%, 13%, and 20% for the years ended December 31, 2001, 2000 and 1999, respectively.

17. MONETARY POSITION:
    ------------------

The loss from net monetary position at December 31, is as follows:

                                                                            2001           2000              1999
                                                                          --------        -------           ------
Net monetary (liability) asset position at the beginning of the year       (43,899)       13,323          (229,367)
Revenue and expenses, other than depreciation and amortization and other
    expenses generated by non-monetary assets and liabilities              919,184        746,030        1,093,265
Additions to non-monetary assets and liabilities                          (211,549)      (454,034)        (579,139)
Pension plan payments                                                      (45,357)       (16,346)         (15,864)
Dividends declared                                                        (473,418)       (72,013)        (206,844)
Repurchased shares                                                        (450,078)      (240,099)          (3,413)
Exchange gain (loss), net                                                   21,016         (2,970)         (37,875)
                                                                          --------        -------           ------
                                                                          (284,101)       (26,109)          20,763
Net monetary (liability) asset position at the end of the year            (315,428)       (43,899)          13,323
                                                                          --------        -------           ------
Loss from net monetary position                                            (31,327)       (17,790)          (7,440)
                                                                          ========        =======           ======


18. INCOME TAX:
    -----------

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company's non-monetary assets and liabilities, net of stockholders' equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2001, CANTV does not have any carryforward tax credits. However, Movilnet, its wholly-owned subsidiary, has Bs. 504, Bs. 12,062 and Bs. 5,876 from 1999, 2000 and 2001 of new investment tax credits that can be carried forward until 2002, 2003 and 2004, respectively.

Additionally, the Income Tax Law allows that fiscal losses can be carried forward to the subsequent three years. Beginning fiscal year as of January 1, 2001, tax credits for fiscal losses from the tax inflation adjustment are permitted to be carrier forward for one year. As of December 31, 2001, CANTV does not have any carryforward fiscal losses. However, CANTV.NET, its wholly-owned subsidiary, has Bs. 8,825 and Bs. 11,150 from 1999 and 2000 of fiscal losses tax credit that can be carried forward until 2002 and 2003, respectively.

Reconciliation between the income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the income (loss) before income taxes, is as follows:


                                                                           2001            2000            1999
                                                                      -------------- -------------- ---------------
Income (loss) before income taxes and cumulative
  effect of accounting change, net of tax                                 122,151        (15,998)        131,009
Statutory income tax rate                                                      34%            34%             34%
                                                                      -------------- -------------- ---------------
      Tax expense                                                           41,531         (5,439)         44,543

Non-taxable book inflation adjustment                                      175,293        160,307         160,532
Utilization of investment tax credits                                      (37,110)       (33,343)        (58,140)
Tax inflation adjustment                                                  (122,566)      (126,442)       (118,365)
Other                                                                      (14,124)        44,696         (11,179)
                                                                      -------------- -------------- ---------------
      Income tax                                                            43,024         39,779          17,391
                                                                      ============== ============== ===============

The caption other for 2000 includes the unrecognized deferred tax effect comprised mainly by the provision for the work force reduction (see Note 22 - Work force reduction program).

On October 22, 1999, the National Government published the Partial Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Implementation of a price transfer regime for imports and exports of goods and services between related companies.

b. Losses from adjustment for inflation will be carried forward up to one year.

c. Investment tax credits for fixed assets for industrial companies of 10% of the amount of new investments and to be applied for five years from the effective date of the Amended Law.

Additionally, the Amendment to the Income Tax Law includes some regulations which will be effective January 1, 2001, as follows:

a. A new regime which taxes worldwide income applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows a credit for income taxes paid abroad.

b. A proportional tax on dividends will be introduced based on the excess between book and tax net income. This excess will be taxed at 34% and that amount proportionally applied to the dividends to be paid.

On December 28, 2001, the Law N(degree) 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N(degree) 5,566. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Imputation of foreign losses to domestic income or losses, will not be admitted.

b. The dividend tax regulations establish that the income per books to be considered shall be that approved by the Shareholders Assembly on the basis of the consolidated financial statements prepared in conformity with accounting principles generally accepted in Venezuela.

c. In case of dividends declared per share, a 1% tax advance shall be paid. This advance will be calculated on the total value of the dividend declared.

d. Elimination of the standard providing the rejection of the expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e. New standards were added to the tax adjustment for inflation regime, and certain existing standards were modified.

19. TRANSACTIONS WITH RELATED PARTIES:
    ---------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also the major customer of the Company (see Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 86,690 and Bs. 25,040 for the years ended December 31, 2001 and 2000, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 11,743, Bs. 21,091 and Bs. 25,403 for the years ended December 31, 2001, 2000 and 1999, respectively. Net revenues, with respect to the settlement of international telephone traffic with affiliates of Bs. 9,874, Bs. 23,795 and Bs. 12,946 were recognized for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 7,841 and Bs. 2,046, respectively, and at December 31, 2000, Bs. 23,580 and Bs. 898, respectively.

20. COMMITMENTS AND CONTINGENCIES:
    -----------------------------

The Company has the following commitments and contingencies:

a. Capital expenditures
   --------------------

CANTV's capital expenditures for 2002 are currently estimated at Bs. 416,900 (U.S.$550 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b. Operating leases
   ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c. Litigation
   ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2001 for all such matters. Some of the most significant proceeding are as follows:

i. In May 2000, the Supreme Court of Justice issued sentences against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions.

ii. On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (U.S.$2.4 million) fine imposed by Pro-Competencia. Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV.NET (formerly CANTV Servicios). In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

d. Concession mandates
   -------------------

The Agreement (see Note 2 - Company background and concession agreement) considers an accelerated modernization program to meet an annual average target of 80% plant digitalization nationwide by the end of year 2000. The network expansion and modernization targets established in Annex "A" of the Concession Agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The Agreement, substantially modify the high quality service and eliminates of the mandatory requirement of expanding the plant, instead of it, included the obligation of 80% digitalization at December 31, 2000. After year 2000, the specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of this subscriber base.

The guidelines for the market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators.

e. Competition
   -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Informacion C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Actually Infonet, Digitel and Digicel are operating.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (see
Note 4 (a) - Regulation - Organic Telecommunications Law) have the objective of creating an appropriate environment for new entrants and allow for effective competition. These regulations rule the sector's opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned in different frequency bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Genesis Telecom, C.A. (Genesis) are two of the companies granted with a concession.

The Company during the second quarter, 2001, completed the update of five interconnection agreements with telecommunication's operators and subscribed the first two interconnection agreements to the basic telecommunication service with companies authorized by CONATEL. These agreements will permit the free traffic from CANTV's basic network systems to the local services and long distance national and international of these companies. Current operators maintaining interconnection agreements with the Company are: Convergence Communications de Venezuela, Telcel BellSouth, Digicel, Infonet, Digitel and Veninfotel.

21. MARKET RISK:
    ------------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with United States of America (U.S.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

22. WORK FORCE REDUCTION PROGRAM:
    -----------------------------

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. The Company recorded during the last quarter of 2000 a provision of Bs. 123,948 included as current accrued employee benefits and recognized as special charge in the income statement. As a result of this program, in January 2001, 3,572 employees were separated from the Company.

23. NATURAL CATASTROPHE:
    --------------------

On December 15, 1999, heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding and serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. However, CANTV was able to detect that in the state of Vargas, some of its central offices and most of the public telephones received considerable damage. On October 2000, the Company received the final payment compensation from the insurance companies of Bs. 8,942. This operation did not have additional significant impact in the financial statements of the Company, and was reflected in the consolidated statements of operations as a Nonrecurring charges.

24. TAKEOVER TENDER OFFERING:
    -------------------------

On August 29, 2001, AES Corporation (AES) announced a takeover tender offering to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 (U.S.$24 per ADS). This tender offering was approved by the CNV.

On October 24, 2001, an Extraordinary Shareholders Assembly approved a decree of dividends, a third share repurchase program (see Note 15- Stockholders' equity - Repurchase programs), the increase of the "Excellence Award" program to be executed through the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991 and the creation of a new benefit plan named "Value Fund" to acquire Class C shares up to 5.5% of the capital stock at the same price of the repurchase program. As of December 31, 2001, the Company has not carried out the increase of the "Excellence Award" program or the creation of the new benefit plan "Value Fund".

On November 8, 2001, AES announced its retirement from the takeover tender offering for the 43.2% of the shares of CANTV.

The accompanying consolidated statements of operations include Bs. 16,309 in Other (expenses) income, net caption related to the costs incurred in the takeover defense actions.

25. SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company's reportable segments are strategic business units that offer different products and services in the telecommunications and related services industry. They are managed separately because each business requires different technology and marketing strategies. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the years ended December 31, are as follows:

                                                                        2001             2000             1999
                                                                   ---------------- ---------------- ----------------
  Wireline services:
      Operating revenues-
         Local and domestic long distance usage                            543,643         627,773           672,802
         Basic rent                                                        346,396         355,628           407,212
                                                                   ---------------- ---------------- ----------------
             Local and domestic long distance                              890,039         983,401         1.080.014

         International long distance                                       102,726         111,335           169,684
         Net settlements                                                    19,797          32,981            35,682
                                                                   ---------------- ---------------- ----------------
             International long distance                                   122,523         144,316           205,366

         Fixed to mobile outgoing calls                                    569,494         674,031           567,975

         Interconnection incoming                                           46,499          72,463            57,314

         Other wireline-related services                                   284,988         252,903           285,656
                                                                   ---------------- ---------------- ----------------
             Total operating revenues                                    1,913,543       2,127,114         2,196,325
                                                                   ================ ================ ================
  Intersegment revenues                                                     95,526         126,130           119,000
                                                                   ================ ================ ================
  Operating income (loss)                                                   88,536          (7,375)          141,337
                                                                   ================ ================ ================
  Depreciation and amortization                                            615,305         593,026           646,015
                                                                   ================ ================ ================
  Capital expenditures                                                     176,881         248,125           203,273
                                                                   ================ ================ ================
  Property, plant and equipment                                         10,319,226      10,247,350        10,627,498
                                                                   ================ ================ ================
  Wireless services:
      Operating revenues-
         Access                                                             40,763           73,058          131,169
         Interconnection                                                   205,383          215,629          118,532
         Usage                                                             328,002          263,222          169,431
         Equipment sales                                                     9,781            8,449           38,424
                                                                   ---------------- ---------------- ----------------
             Total operating revenues                                      583,929          560,358          457,556
                                                                   ================ ================ ================
  Intersegment revenues                                                    174,516          224,651           89,090
                                                                   ================ ================ ================
  Operating income                                                          48,710           50,139           50,223
                                                                   ================ ================ ================
  Depreciation and amortization                                            132,430           91,981           97,042
                                                                   ================ ================ ================
  Capital expenditures                                                      74,783           87,411          193,836
                                                                   ================ ================ ================
  Property, plant and equipment                                          1,012,501          955,688          880,307
                                                                   ================ ================ ================

The reconciliation of segment operating revenues, operating income and property, plant and equipment, to the consolidated financial statements are as follows:


Reconciliation of operating revenues:
                                                                       2001             2000            1999
                                                                 ----------------- --------------- ----------------
  Reportable segments                                                  2,497,472       2,687,472        2,653,881
  Other telecommunications-related services                               55,596          51,859           49,242
  Elimination of intersegment operating revenues                        (270,042)       (350,781)        (208,090)
                                                                 ----------------- --------------- ----------------
       Total operating revenues                                        2,283,026       2,388,550        2,495,033
                                                                 ================= =============== ================

Reconciliation of operating income:

                                                                            2001           2000           1999
                                                                       -------------- -------------- --------------
  Reportable segments                                                       137,246         42,764        191,560
  Other telecommunications-related services                                  11,031        (19,345)       (12,615)
  Elimination of intersegment operating income                               (1,382)            79           (834)
                                                                       -------------- -------------- --------------
       Total operating income                                               146,895         23,498        178,111
                                                                       ============== ============== ==============

Reconciliation of property, plant and equipment:

                                                                       2001             2000            1999
                                                                 ----------------- --------------- ----------------
  Reportable segments                                                  11,331,727      11,203,038       11,507,805
  Other telecommunications-related services                                49,826          47,249           42,275
                                                                 ----------------- --------------- ----------------
       Property, plant and equipment                                   11,381,553      11,250,287       11,550,080
                                                                 ================= =============== ================


26. CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
    ---------------------------------------------------

Certain amounts from the December 31, 2000 and 1999 consolidated financial statements have been reclassified for comparison purposes.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        COMPANIA ANONIMA NACIONAL
                                        TELEFONOS DE VENEZUELA, (CANTV)



                                        By: /s/ ARMANDO YANEZ
                                            -----------------------------
                                            Armando Yanes
                                            Chief Financial Officer



Date:  February 22, 2002